                                                 Filed by iVillage Inc.

                                                 Pursuant to Rule 425 under the
                                                 Securities Act of 1933 and
                                                 deemed to be filed pursuant
                                                 to Rule 14d-2 of the Securities
                                                 Exchange Act of 1934.

                                                 Subject: Promotions.com, Inc.
                                                 Commission File No.: 000-27411


                          iVILLAGE FOURTH QUARTER CALL

                                February 12, 2001



Operator:         Ladies and gentlemen, thank you for standing by. Welcome to the iVillage fourth quarter results conference call. During the presentation all participants will be in a listen-only mode. Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the one, followed by the four, on your telephone. As a reminder, this conference is being recorded, Tuesday, February
                  12, 2002.

                  I would now like to turn the conference over to Miss Jane Tollinger, senior vice president of operations and business affairs. Please go ahead, ma'am.

J. Tollinger:     Thank you, operator. Good morning and thank you all
                  for joining us today for iVillage's fourth quarter and full year 2001 financial results. With me, today, is Doug
                  McCormick, chairman and chief executive officer; Scott Levine, chief financial officer; and Steve Elkes, executive vice president operations and business affairs.

                  Before we begin, I would like to walk you through today's format. Doug will give an overview of the quarter. Following Doug, Scott will provide details on the financial results and then Doug will follow with a discussion of future operations and close. Steve Elkes and I will join them for the questions and answers. Our remarks will take approximately 15 minutes.

                  Now I will read the Safe Harbor Statement. During the course of this conference call, representatives of iVillage may make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties, and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in these forward-looking statements due to a number of factors, some of which are beyond iVillage's control in addition to those discussed in iVillage's public filings, press releases, and other statements made by iVillage management. All such forward-looking statements are current only as of the date on which those statements are made. iVillage does not undertake any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

                  Results for the periods discussed exclude restructuring charges, non-cash expenses related to iVillage's agreements with Hearst and NBC and other one-time charges. Fiscal year-end 2000 results are based upon continuing operations. Results prior to fourth quarter 2001 and for all year-end periods are presented on a pro forma basis as if the June 2001 acquisition of Women.com had occurred on January 1, 2000.

                  Now I'll turn the call over to Doug.

D. McCormick:     Thanks, Jane. Good morning to all and thanks for
                  joining us today. We are pleased to report that we have continued our pro forma EBITDA profitability through the fourth quarter. In fact, we increased it by nearly 80 percent, up to $700,000. During the quarter we continued to encounter a tough economic climate. However, through some aggressive sales activity and rigorous cross manage - cost management we are - we were able to overcome these conditions and, indeed, continue to make progress along our planned path of EBITDA growth.

                  Let me briefly review the financial highlights for the fourth quarter in the year 2000, and then Scott Levine will fill you in with the details shortly. Fourth quarter revenue was $18 million, virtually flat with our revenue for the third quarter of 2001 and at the higher end of our most recent guidance. For 2001 pro forma revenue was $70.2 million as compared to pro forma revenue from continuing operations of $120 million for the year 2000. But it is important to note that of the year-to-year decline in sales, better than 50 percent of the decrease is attributable to dot-coms that are no longer with us. We completed the year with over $38 million in cash, cash equivalents, and restricted cash and we have no debt.

                  Our key metrics continued to improve through the fourth quarter as we once again dominated the women's community space on the web. Average monthly page views increased 60 percent over last year, reaching over 343 million monthly page views. According to Jupiter Media Metrix, visitors spent an average of 28 minutes on the site and returned an average of 2.3 times per month. Membership also grew by nearly 69 percent to 9.8 million, and we exited the year ranking as the 25th largest of all web sites. We are, of course, very excited to bring Promotions.com into the iVillage fold, further enhancing our strength with advertisers, and that's an announcement we just made this morning.

                  Now I'm going to turn it over to Scott Levine and then return to discuss the projects and the outlook that we have for the future.

S. Levine:        Thanks, Doug. We are pleased to report our second
                  consecutive quarter of EBITDA profits. As Doug mentioned, excluding $2 million in restructuring charges and $1.7 million in non-cash expenses, our EBITDA increased by nearly 80 percent, approximately $700,000. EBITDA for the same period last year was a loss of $20.7 million. EBITDA for fiscal year
                  2001 was a loss of $31.9 million versus a loss of $83.2 million in 2000. This reflects a 62 percent improvement in our performance.

                  Revenues for the fourth quarter were $18 million compared to revenues of $26.8 million from continuing operations for the fourth quarter of 2000. On a GAAP basis, net loss for the fourth quarter 2001 was $9.8 million, or 18 cents per share, compared to a pro forma net loss from continuing operations of $73.1 million, or $1.34 per share for the same period last year.

                  For fiscal year 2001 we are reporting revenues of $70.2 million compared to revenues from continuing operations of $120 million in fiscal year 2000. Net loss for the year ended December 31st, 2001, was $73.3 million, or $1.35 per share compared to a net loss from continuing operations of $312.4 million, or $5.73 per share for fiscal 2000.

                  We continued to cut costs in the fourth quarter and reduced operating expenses in fiscal 2001 by just over 55 percent. All parts of the company were affected by these reductions and through the continuation of our aggressive cost management program we have further reduced our cash operating expenses to approximately $15 million per quarter. We closed the quarter with approximately $30 million in cash on our balance sheet, which was down approximately $4.6 million from the prior quarter, which is slightly less than we had projected. Of this amount, nearly $2 million was related to our Women.com acquisition, including the payment of trade payables and real estate lease obligations.

                  During the fourth quarter we successfully subleased all of our excess real estate in New York City, including returning a portion of our space to our landlord. This was responsible for the reduction of our restricted cash by approximately $800,000. Going forward we expect our operations to burn approximately $3 million in Q1, excluding any money used for potential acquisitions. We continue to expect the second quarter will bring us to cash flow break-even with the business turning cash positive in the third quarter.

                  Depreciation and amortization this quarter was approximately $7 million compared to $15.7 million in the fourth quarter 2000. In accordance with the new accounting rules whereby goodwill will no longer be amortized, we expect our depreciation and amortization to decrease approximately 3.5 to $4 million per quarter. In addition, we anticipate a write down during the first quarter of some of our remaining goodwill. Like all companies are doing, we are currently going through the process of valuing our existing goodwill to determine the approximate write down, although, we expect it will most likely be in the $15 to $20 million range.

                  We continue to look aggressively for acquisitions. This morning we announced that we agreed to acquire Promotions.com through an exchange offer and merger transaction. We will be issuing $3.5 million of stock and paying $9.8 million cash to acquire the company. However, as part of the acquisition we will be acquiring in excess of $9.8 million net of liabilities and reserves, so the transaction should be cash neutral to iVillage. Our acquisition of Promotions.com is an example of the type of company that we look to acquire, as we expect it will generate positive EBITDA in the quarter after we close the transaction. This will be accomplished primarily through the elimination of the expenses associated with Promotions.com being a public company. We expect this transaction to close during the first quarter.

                  With regard to revenue guidance for the first quarter 2002, like many other online advertising supported companies, we anticipate that revenue will be down 10 percent compared to fourth quarter 2001. For fiscal year 2002 iVillage expects to see 10 percent revenue growth as compared to fiscal year 2001 revenue, with much of that increase coming in the third and fourth quarters. Despite the softness in the economy, we expect 2002 EBITDA, excluding non-cash charges, to be in the $5 to $10 million range and to turn - the company should turn net income positive during the fourth quarter.

                  Now I'll hand it back to Doug for an overview of our fourth quarter and fiscal year 2001 highlights and successes.

D. McCormick:     Thanks, Scott. There are some very important
                  benchmarks that I'd like to discuss today. First, during the year 2000 we cut our expenses by a very respectable $100 million. In fact, comparing Q4 '00 to Q4 '01 we actually took out $30 million of those expense reductions. This is a very important fact. It means that we're now in a position to deliver a far stronger profit package when the economy recovers. And this is good news for iVillage because of the tremendous progress that has recently been made in establishing the absolute value of the Internet in an advertiser's media plan. That progress will accelerate the flow of dollars to the Internet.

                  With increased frequency, organizations such as iVillage, the Interactive Advertising Bureau, and our colleagues over at Microsoft have been working with clients, advertisers, ad agencies, and research companies to document the hard evidence that continues to make the case for increased ad budgets to be spent on Internet advertising. As overall Internet spending grows so will iVillage revenues, and because of our cost structure our company is well situated to turn those high-margin revenues into profits. iVillage remains ahead of the curve in its research efforts. Recently, with the cooperation of nearly 25 of our advertisers and Dynamic Logic, an independent research firm, we were able to prove that advertising on iVillage works five times better than on the rest of the Internet in the important category of intent to purchase. And that makes sense.

                  It's a known fact that the trust and authority of the media vehicle transfers to the advertisers that communicate within that vehicle. Quality magazine publishers have prospered for years knowing that women trust advertisers when their message is delivered from a trusted source. Our advertisers' continued support is evidence that they are thankful for the trusted, authoritative environment that we supply for their messaging. And as budgets for the Internet increase and iVillage - and the iVillage value proposition is further conveyed to the advertising community-- we stand to gain more revenue from advertisers seeking high involvement messaging with their customers.

                  But beyond the research there are many more ways to demonstrate the value iVillage provides to its customers. We've been proactive in our work with advertisers to discover new ways to create breakthrough creative projects. During the fourth quarter we worked with our Procter & Gamble client to construct a network-wide effort promoting their CBS telecast of the People's Choice awards. The preliminary results indicate that not only did ratings grow from the previous year, but online voting tripled from the previous year numbers, tallying over 750,000 ballots. Now, that's a concrete example of results and success for our client.

                  I'm very proud of the iVillage organization and the way everyone has enthusiastically embraced the changes necessary to reconstruct our cost space while ensuring that our product does not suffer. Our metrics support this fact with page view increases of 60 percent and the addition of more than 30 new advertisers during the fourth quarter, in perhaps one of the worst advertising markets since the depression. But that's not the only part of the story. We continue to strengthen our product in ways that go way beyond the published metrics. And we know that our users are gaining increased satisfaction when they log on to iVillage.

                  We recently conducted a study to determine how users feel about the iVillage brand. The response generated from a sample of 3000 iVillage women revealed some stunning facts, facts that you won't hear from any other Internet site. These responses reveal the true value of iVillage - of the iVillage brand and document our importance in helping advertisers create stronger relationships with their customers. Here are some of those findings: when we went to measure satisfaction, we found that 93 percent of respondents found our site both useful and relevant. We found that over three out of four respondents said that iVillage is truly unique compared to other web sites and, most importantly, 80 percent say that iVillage is a place they trust online.

                  In another move to strengthen our brand during the fourth quarter, we formed a new umbrella organization for our parenting content called The iVillage Parenting Network. The network includes the Newborn Channel and Lamaze Publishing, which publishes three magazines. Also included are web sites Lamaze.com, Parentsplace.com, and Parentsoup.com. The combination of these products now reaches some 90 percent of all families with newborns in the United States. We have major sponsors, including Kimberly-Clark, Playtex, Unilever, and Johnson & Johnson. This unit is a very important asset to the iVillage company, providing advertisers with impact, credibility, and continuity in messaging to new mothers while those mothers are formulating their purchasing choices.

                  We've recently expanded our television offerings to the hospital bedside to include a series called "Begin With Love," hosted by Oprah Winfrey. It provides new parents with the information on bringing home their newborn. And this is not only a profitable business for us but it holds great promise for the future. Our success with the Newborn Channel has us exploring opportunities for additional expansion of our hospital offerings. We've targeted the fourth quarter of 2002 to launch a wellness channel in hospitals. This channel will include information on general wellness that can be customized for hospitals. Our currently installed infrastructure that consists of satellite delivery of our signal to hospitals uniquely positions us to move forward with this project both quickly and efficiently. We are also in discussions with distributors for delivery of our newborn and health information to the home via cable and direct to home satellite.

                  So during the year 2001 we continued to diversify our revenue streams. We have not, in any way, softened our commitment to the ad-supported model because, as I stated previously, we see a tremendous upside when the advertising market rebounds. Instead, we're seeking to diversify our revenue sources because revenue and earnings growth is the key to our prosperity. Leveraging the brand equity of iVillage is part of the natural evolution of our brand. Subscription and transactional revenues are part of the iVillage DNA. Since our inception we have booked millions in revenues from our sale of astrology charts.

                  We recently began a daily paid astrology product that adds high-margin revenues to the iVillage income statement and, in January, we launched our first in a planned series of paid online courses entitled "Awaken Your Sexual Self: Six Weeks to Increase Your Sex Drive." This course is being taught exclusively on iVillage by well-known sex educator and iVillage personality, Dr. Patti Britton. Dr. Britton holds a Ph.D. in human sexuality and to date over 1,600 people have signed up to take this course at a price of $34.95. There is great value in these courses, they are assets that continue to generate revenues on and on into the future. The model is one that incurs a relatively low marginal cost while creating a platform from a continuity program. We know that iVillage works for our advertisers and now it can work just as hard for our own iVillage original and branded product.

                  The integration of the Business Women's Network into the iVillage family has proceeded smoothly since we acquired the company in the third quarter of 2001. Our Business Women's Network distinguished itself during the fourth quarter by presenting the first Women and Diversity Summit and Gala. Over 500 women attended the summit and the gala drew over 2,000. Revenues attributed to the three-day event in our nation's capital exceeded $1 million.

                  Looking forward, we are now working on a project that would harness the brand loyalty of iVillage, assisting the Internet Service Provider's marketplace in their quest for customers in the dial up, DSL, and cable marketplace. Furthermore, through our research, we know the value of the iVillage brand in helping the ISPs reduce churn across their current customer base. By working together with our distributors we are focused on potential new sources of license fees that could dramatically improve our business model. Our research indicates that we can be key players in ISP marketing strategies. Over the next few months we'll aggressively explore this path to increased revenues.

                  The power of the iVillage brand is also ready to be leveraged in the branded product area. Our members and visitors trust us to recommend to them the very best in products for their busy lives. We are now working to launch an entire suite of branded iVillage products and services to the 26 million unique visitors that come to us each quarter. We are targeting the first products to rollout during 2002, and we believe this development also has the potential to add significant upside to our earnings.

                  In concluding today's message, I'd like to convey the excitement that all of us feel at iVillage when we look at what's ahead for 2002. We see increased relevance to our users, increased revenues, and increased EBITDA growth ahead because of a lot of hard work that's been done to create an efficient and growth-oriented company. It is true that we're in a tough advertising environment today, but one thing is certain, the advertising market will come back. If marketers could move products without spending money on advertising they would have figured out how to do so long ago. Those who continue to slash their ads - their advertising budgets do so at the risk of losing valuable share points and shelf space to their competitors.

                  The advertising business has been with us for centuries and the Internet, with its ability to reach customers who come to the web to research products they buy, represents an enormous opportunity for advertising messages. The period we are in, the January quarter here, is, historically, the toughest for media companies. Our guidance for the first quarter is in line with the other Internet companies in our sector, and we look to the remainder of the year to be better. We know that the equity in our brand grows stronger and stronger everyday. The fundamentals are solidly in place and the larger percentage of increased revenues will directly flow to to the iVillage bottom line.

                  Thanks for listening today and now Scott and Steve Elkes and Jane Tollinger and I would be very happy to answer your questions.

                  Questions?

Operator:         Thank you, sir. Ladies and gentlemen, if you would like to register for a question, please press the one, followed by the four, on your telephone. You will hear a three-tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your registration, please press the one, followed by the three. If you are using a speakerphone, please lift your handset before entering your request.

                  One moment, please, for the first question. The first question is from Jonathan Robohm with Gagnon Securities, please go ahead.

J. Robohm:        Hi, guys. You might have already stated this, I
                  apologize, I came on late. Why did deferred revenue drop sequentially, and has it continued to drop?

S. Levine:         Deferred revenue is a function of the longer-term
                  contracts that we used to have. So the business has fundamentally changed for us, it's moved a little bit more towards spot television where, actually, that quarter's revenues are booked in the quarter. So you see the deferred revenue has dropped because many of the multi-year contracts have turned to more current contracts.

J. Robohm:        How do you envision that going forward?

S. Levine:        It'd probably stay similar. I think that as the market
                  does turn and start to come back we'll see more longer term contracts, but I think that we've seen a change in the marketplace. Right now it's a little too early to say whether the multi-year contracts will come back and to the extent that they were here previously.

J. Robohm:        Thank you.

Operator:         Ladies and gentlemen, if there are any additional questions, please press the one, followed by the four, on your telephone.

                  Once again, if you do have a question, please press the one, followed by the four.

                  One moment, please. The next question is from Matthew Campbell with Knott Partners, please go ahead.

M. Campbell:      Hi, gentlemen.  Great quarter.

D. McCormick:     Thank you.

M. Campbell:      Could you, I'm sorry, I got on the call a little
                  late, is there a replay number for the call today, number one, and two, could you just give me a little bit, bring me up to date on what, how your joint venture is going in England?

D. McCormick:     Yes. They're getting the replay number, actually,
                  it's a great opportunity for me to mention that in, at 12:20
                  CNBC will be airing a segment on iVillage, about 12:20 today, entitled "Inside Business." So that's a promo that I've been asked to pass along to you. We'll get you the number in a second.

                  As far as the joint venture in Great Britain is concerned, it's moving along quite well - as you know, that's not a venture that we are putting cash into, it's just intellectual property at this point. It is the management expertise, if you will, of iVillage, joining with Tesco, which has, actually, done a wonderful job in the business of selling groceries online and has, recently, put a joint venture together with Safeway to sell groceries online here in the United States. So the metrics are moving well. Unfortunately, we don't have third-party metrics yet but we have our own and our own indicate that we have more users, or unique visitors, than our competitors at this point. But it's a business that is now, I think, poised to do - to take off when the Internet, when the Internet comes back. Fortunately, it's not a business that costs us any cash.

                  And before I finish that let me give you the replay number, which is: 1-800-633-8284. The code, I guess, is 20222 - I'm sorry, let me give you that again, 2022523.

M. Campbell:      Okay, great, thanks a lot.  Good job turning the corner here, guys.

D. McCormick:     Thank you for - oops, they pointed out, it's 20225231.

M. Campbell:      Okay.  Fantastic.

D. McCormick:     Thank you.

Operator:         The next question is from Jonathan Robohm with Gagnon
                  Securities.

D. McCormick:     Hi, Jonathan. Anybody there?

J. Robohm:        Hello?

D. McCormick:     Jonathan?

J. Robohm:        Yes.

D. McCormick:     Hi, go ahead.

J. Robohm:        I'm sorry. Could you go a little bit further with
                  regards to the cap ex spend going into Q1, kind of a little bit of a breakdown, how we should expect that to trend?

S. Levine:        We expect it, basically, to be flat across all lines,
                  you know, on a quarterly basis. We don't anticipate any additional hiring. Increased revenues to our business, because we've got an existing infrastructure in place, pretty much flow mostly to the bottom line.

J. Robohm:        Okay.

S. Levine:        So I wouldn't, you know, maybe 15 percent would be
                  cost and that would probably be split evenly through sales and marketing and editorial, product development and technology.
                  But other than that they'll stay relatively flat.

J. Robohm:        And, if you have time, could you break out kind of the
                  revenue, how it progressed in this last quarter in terms of mix of Internet advertising, sponsorship on Internet advertising and other?

D. McCormick:     I can give you the Internet and non-Internet. There
                  was very little in the Internet area at this point in terms of dot-coms, we'll break the number out for you now but I know it wasn't nearly what we had - go ahead, Scott --

S. Levine:        Yeah. Jonathan, I'm going to have to, I may have to
                  get back to you on that breakdown because you're talking about the breakdown a little differently than we generally look at it -

J. Robohm:        Okay.

S. Levine:        I'm, just to give you a broad picture of the revenue,
                  about 60 percent of it was iVillage.com advertising, I'd say
                  15 percent or so was Lamaze, with the rest being astrology, BWN related. That would be the other.

J. Robohm:        Okay.

S. Levine:        So that should give you, I think, enough of what you need.

J. Robohm:        Agreed. Thank you.

S. Levine:        No problem.

Operator:         Once again, ladies and gentlemen, if you do have a question, please press the one, followed by the four, on your telephone.

                  I'm showing no further questions at this time. Please continue with your presentation or any closing remarks you may have.

D. McCormick:     Well, my closing remarks are thanks for listening
                  and, as I said, we'll be on CNBC at 12:20 and we'll look forward to giving you more results next quarter. Continued positive momentum. Thank you.

Operator:         Ladies and gentlemen, that does conclude your conference call for today. You may all disconnect, and thank you for participating.


Safe Harbor Statement under the Private Securities Litigation Reform Act of
1995:

iVillage Inc. has included in this transcript certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. The words or phrases "can be", "expects", "may affect", "may depend", "believes", "estimate", "project" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's other press releases, public filings and statements by iVillage's management, including (i) the volatile and competitive nature of the media industry, (ii) changes in domestic and foreign economic, political and market conditions, (iii) the effect of federal, state and foreign regulation on iVillage's business, (iv) the impact of recent and future acquisitions and joint ventures on iVillage's business and financial condition, (v) iVillage's ability to establish and maintain relationships with advertisers, sponsors, and other third party providers and partners, and (vi) the impact of pending litigation on iVillage's business and financial condition. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

In connection with their proposed merger, iVillage and Promotions.com will file a Registration Statement with the Securities and Exchange Commission, and a preliminary prospectus will be included in that Registration Statement. Other materials relating to the offer and merger also will be filed with the Securities and Exchange Commission, including a Schedule TO, final prospectus and Promotions.com's related solicitation/recommendation statement. INVESTORS ARE URGED TO READ THE PRELIMINARY PROSPECTUS, REGISTRATION STATEMENT, SCHEDULE TO, SOLICITATION/RECOMMENDATION STATEMENT AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Materials filed with the SEC will be available electronically, without charge, at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. In addition, the offering and merger documents filed with the SEC by iVillage and Promotions.com will be mailed to Promotions.com stockholders and may be obtained without charge upon request to iVillage, attention Carl Fischer, Vice President, Corporate Communications, 212.600.6502.


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